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April 2, 2014		Writer’s Direct Contact +1 (303) 592.2217 tdunn@mofo.com

Mary Cole, Esq.

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

Mailstop 4710

100 F Street, NE

Washington, DC 20549-4720

Re:	Preliminary Proxy Statement – Fidus Investment Corporation (File No. 812-00861)

Dear Ms. Cole:

On behalf of Fidus Investment Corporation (“Fidus” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 25, 2014 (the “Comments”) relating to the Company’s Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on March 17, 2014, we submit this letter containing the Company’s responses to the Staff’s Comments.

1.	Comment: In the final paragraph in the section on conditions to sales below Net Asset Value (“NAV”) in Proposal 2 of the Proxy, the Company states, “Shares of common stock sold at prices below then current NAV upon exercise or conversion of any warrants or other securities that may be issued under authority granted by our stockholders at our 2013 annual meeting will not be taken into account in determining whether the 25% limitation described above in this proposal has been reached.” Please disclose the number of any such outstanding warrants or other convertible securities and how the exclusion of such securities would impact potential dilution in connection with the statement set forth in this comment.

Response: The Company hereby confirms any warrants or other convertible securities that could be issued by Fidus would be issued in a public offering and that no such securities are currently outstanding. Accordingly, it is not possible to calculate the potential dilutive effect of any potential future offering of such convertible securities relative to the potential issuance of the Company’s common stock at below NAV as set forth in Proposal 2 in the Proxy.

Mary Cole, Esq.

April 2, 2014

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2.	Comment: In Proposal 2, please consider changing the last row in the table entitled “Dilutive Effect of the Issuance of Shares by Company XYZ Below Net Asset Value” to bold font to highlight the potential dilutive effects of a below NAV offering.

Response: The Company has revised the font for such row in the table to bold in the Company’s definitive proxy statement.

In response to the requests contained in the Staff’s Comments, the Company hereby acknowledges that:

A. The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

B. The Staff comments or changes to disclosure in response to Staff Comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

C. The Company may not assert Staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate your attention to this matter. Please do not hesitate to call John Good at (202) 778-1655 or me at (303) 592-2217, if you have any questions or require any additional information.

Sincerely,

/s/ Tara L. Dunn
Tara L. Dunn

cc:	Edward H. Ross, Fidus Investment Corporation

John A. Good, Esq.

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